FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2005

CREAM MINERALS LTD.

(Translation of registrant's name into English)

Suite 1400 - 570 Granville Street Vancouver, B.C.  V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cream Minerals Ltd

(Registrant)

By:/s/ Rodrigo Romo

(Signature)

Rodrigo A. Romo, Legal Assistant

Date: June 30, 2005

CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com / www.langmining.com

June 23, 2005

OTC Bulletin Board Symbol:  CRMXF

TSX Venture Exchange Symbol:  CMA

U.S. 20-F Registration:  000-29870

Cream Minerals Files Technical Report On Its Casierra Properties In Sierra Leone

Cream Minerals Ltd. (CMA-TSX-V) (“Cream”) is pleased to report that it has now formally filed the Technical Report on Alluvial Diamond Properties EPL 1/94 and EPL 5/94 (also referred to as “Casierra Properties”) in Sierra Leone.  The report was written by Mr. Charles K. Ikona, P. Eng., of Pamicon Developments Ltd., dated May 12, 2005, and is now posted on the Company’s website www.creamminerals.com.  A preliminary summary of the report’s contents was released in the Cream Minerals Ltd. news release on April 19, 2005.

The first phase exploration programs on the Hima River Lease and the offshore Lease have now been essentially completed, at lower costs than expected.  The phase 1 Banka Drill Program on the Hima River lease was budgeted at US$350,000 and the phase I Marine Magnetometer Survey on the offshore lease was budgeted at US$175,500, with results pending.

It should be emphasized that no recovery of diamonds is anticipated from the Banka drilling, according to Mr. Ikona.  The drills being used have 6-inch diameter drive shoes, which produce a theoretical volume of 0.00670 cubic yards of material per foot of penetration into the gravels.  Assuming an average gravel depth of 3 feet, samples should then be about 0.02 cubic yards in volume, which is not great enough to ensure that any values present will be indicated.  In fact, should any diamonds be recovered, they must not be used to assign any values to the gravels, as the multiplication factor used in converting from the small sample size to cubic yards would indicate an impossibly high number.  Material recovered from drilling will be examined for trace minerals, possibly indicative of alluvial diamonds, and used as a guide for bulk tests.

The Company believes that the Sierra Leone diamond project may be fast tracked to production.  The Hima licence (EPL 1/94) on the Sewa River may represent a finite source of alluvial diamonds estimated at 1,800,000 carats (“Hall, 1966”), which has never been commercially mined.  The NWT Diamond Industry Report for world diamond prices for 1999 shows the average price for Sierra Leone “rough” as US $240/carat, well above the world average price of US $68/carat.

During the last week of April, Frank A. Lang, P.Eng., President and Arthur G. Troup, P.Eng., Vice President, accompanied by Ms. Linda Dandy, P.Geo. and Mr. Ben Ainsworth, P.Eng., President of Casierra Diamond Mining Corporation, toured Geneva, Zurich, Paris and London to present the Company’s projects to nearly 100 major institutional investors and banking representatives, and were well received.  It is expected the benefits of this tour will become evident in due course.

Mr. Benjamin Ainsworth, P.Eng., is Cream’s “Qualified Person” in Sierra Leone for the purpose of National Instrument 43-101.

For more information about Cream Minerals Ltd., the Company’s mineral property interests or to view the European Presentation, please visit our website at www.creamminerals.com.

Frank A. Lang, P.Eng.

President & CEO

For further information please contact:

Investor Relations at the Lang Mining Group

Tel:  (604) 687-4622  Fax: (604) 687-4212

Toll Free:  1-888-267-1400  Email:  info@creamminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.

The above material may contain forward-looking information, as normally defined.

CREAM MINERALS LTD.

Suite 1400 - 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com / www.langmining.com

June 27, 2005

OTC Bulletin Board Symbol:  CRMXF

TSX Venture Exchange Symbol:  CMA

U.S. 20-F Registration:  000-29870

Cream Minerals Completes Partial Marine Magnetometer Survey

Over Offshore Diamond Licences In Sierra Leone

Cream Minerals Ltd. (CMA-TSX-V) ("Cream") announces that a marine magnetometer survey detailing an important target of the offshore licence in Sierra Leone ("EPL 5/94") has been completed.  As reported by Mr. Benjamin Ainsworth, P.Eng., B.C., 170 line kilometers were surveyed covering an area approximately 4 kilometers by 2 kilometers equal to 8 million cubic meters per meter of depth.  Three strongly anomalous areas were identified.  The anomalies are located over sites where earlier sampling in 1995-1996 recovered more than 12 gem quality diamonds from near the seabed surface in waters less then 20 meters deep.

The magnetometer survey was designed to obtain sufficiently detailed data to plan a bulk-sampling program in the next phase of work necessary to develop this first target of many on the offshore licence.  Magnetitic heavy minerals in the younger marine sediments occur as concentrations in the marine sediments that are derived from the diamondiferous gravels transported into the ocean.  Partially weathered magnetite grains would be expected to have a density close to that of diamonds (3.55 gms/cc) so this concentration would be expected to include diamonds amongst the heavy minerals.

The three anomalies indicate areas of heavy mineral concentrations over 2 sq. kms each in size.  The total area thus identified would have a volume of approximately 8,000,000 cu m per meter of depth, located within a small part of the 88 sq. km licence.  Modeling of the magnetic data will allow estimates of thickness of the heavy mineral rich zones and serve to guide the next phase of sampling.

Cream Minerals Ltd. can earn up to a 70% interest in EPL 1/94 and a 70% interest in 90% of EPL 5/94 by spending a total of US$800,000 and issuing 500,000 shares.  The estimated exploration budget for 2005 is US $1.5 million, subject to financing.

Mr. Benjamin Ainsworth, P.Eng., is Cream's "Qualified Person" in Sierra Leone for the purpose of National Instrument 43-101.

For more information about Cream Minerals Ltd., the Company's mineral property interests, or to view the European Presentation, please visit our website at www.creamminerals.com.

Frank A. Lang, P.Eng.

President & CEO

For further information please contact:

Investor Relations at the Lang Mining Group

Tel:  (604) 687-4622  Fax: (604) 687-4212

Toll Free:  1-888-267-1400  Email:  info@creamminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.

The above material may contain forward-looking information, as normally defined.